SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

ATRINSIC, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

04964C109
(CUSIP Number)

April 12, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 04964C109	Page 2 of 10 Pages

1	Name of Reporting Person I. R. S. Identification No. of Above Person (entities only)

Mercury Fund IX, Ltd. I.R.S. Identification No. 26-4001531
2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization		Texas

	5	Sole Voting Power	1,084,155(1)
Number of
Shares	6	Shared Voting Power	-0-
Beneficially
Owned by	7	Sole Dispositive Power	1,084,155(1)
Each Reporting
Person With	8	Shared Dispositive Power	-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person		1,084,155(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*		☐

11	Percent of Class Represented by Amount in Row (9)		5.19%(2)

12	Type of Reporting Person*		PN

(1)
Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, Ltd. ("Mercury Ventures II"), which is the General Partner of Mercury Fund IX, Ltd. ("Mercury IX").

(2)
Assumes a total of 20,878,933 shares of common stock (the “Common Stock”) outstanding based on Atrinsic, Inc.’s (“ATRN”) Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 31, 2010.

CUSIP No. 04964C109	Page 3 of 10 Pages

1	Name of Reporting Person I. R. S. Identification No. of Above Person (entities only)

Mercury Ventures II, Ltd. I.R.S. Identification No. 20-4736567
2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization		Texas

	5	Sole Voting Power	1,084,155(1)
Number of
Shares	6	Shared Voting Power	-0-
Beneficially
Owned by	7	Sole Dispositive Power	1,084,155(1)
Each Reporting
Person With	8	Shared Dispositive Power	-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person		1,084,155(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*		☐

11	Percent of Class Represented by Amount in Row (9)		5.19%(2)

12	Type of Reporting Person*		PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury IX.

(2)	Assumes a total of 20,878,933 shares of Common Stock outstanding based on ATRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 31, 2010.

CUSIP No. 04964C109	Page 4 of 10 Pages

1	Name of Reporting Person I. R. S. Identification No. of Above Person (entities only)

Mercury Management, L.L.C. I.R.S. Identification No. 75-2796232
2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization		Texas

	5	Sole Voting Power	1,084,155(1)
Number of
Shares	6	Shared Voting Power	-0-
Beneficially
Owned by	7	Sole Dispositive Power	1,084,155(1)
Each Reporting
Person With	8	Shared Dispositive Power	-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person		1,084,155(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*		☐

11	Percent of Class Represented by Amount in Row (9)		5.19%(2)

12	Type of Reporting Person*		OO

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury IX.

(2)	Assumes a total of 20,878,933 shares of Common Stock outstanding based on ATRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 31, 2010.

CUSIP No. 04964C109	Page 5 of 10 Pages

1	Name of Reporting Person I. R. S. Identification No. of Above Person (entities only)

Kevin C. Howe
2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization		United States

	5	Sole Voting Power	1,084,155(1)
Number of
Shares	6	Shared Voting Power	-0-
Beneficially
Owned by	7	Sole Dispositive Power	1,084,155(1)
Each Reporting
Person With	8	Shared Dispositive Power	-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person		1,084,155(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*		☐

11	Percent of Class Represented by Amount in Row (9)		5.19%(2)

12	Type of Reporting Person*		IN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury IX.

(2)	Assumes a total of 20,878,933 shares of Common Stock outstanding based on ATRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 31, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04964C109	Page 6 of 10 Pages

Introduction

Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, Mercury Fund IX, Ltd. ("Mercury IX"), Mercury Ventures II, Ltd. ("Mercury Ventures II"), Mercury Management, L.L.C. ("Mercury Management") and Kevin C. Howe ("Mr. Howe") are making this joint filing on Schedule 13G.

Item 1(a).	Name of Issuer:

Atrinsic, Inc., a Delaware corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

469 7th Avenue, 10th Floor, New York, NY 10018

Item 2(a).	Name of Person Filing:

Mercury Fund IX, Ltd.

Mercury Ventures II, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mercury IX, Mercury Ventures II, Mercury Management and Mr. Howe is 501 Park Lake Drive, McKinney, Texas 75070.

Item 2(c).	Citizenship:

Mercury IX's place of organization is Texas

Mercury Ventures II's place of organization is Texas

Mercury Management's place of organization is Texas

Mr. Howe is a citizen of the United States

Item 2(d).	Title of Class of Securities:

Common stock, $0.01 par value per share (the "Common Stock")

Item 2(e).	CUSIP Number:

04964C109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 04964C109	Page 7 of 10 Pages

Item 4.	Ownership:

Mercury IX

(a)	Amount beneficially owned:		1,084,155(1)

(b)	Percent of class:		5.19%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	1,084,155(1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	1,084,155(1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury IX.

(2)	Assumes a total of 20,878,933 shares of Common Stock outstanding based on ATRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 31, 2010.

Mercury Ventures II

(a)	Amount beneficially owned:		1,084,155(1)

(b)	Percent of class:		5.19%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	1,084,155(1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	1,084,155(1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury IX.

(2)	Assumes a total of 20,878,933 shares of Common Stock outstanding based on ATRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 31, 2010.

Mercury Management

(a)	Amount beneficially owned:	1,084,155(1)

(b)	Percent of class:	5.19%(2)

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote	1,084,155(1)

CUSIP No. 04964C109	Page 8 of 10 Pages

(ii)	Shared power to vote or direct the vote	-0-

(iii)	Sole power to dispose or to direct the disposition of	1,084,155(1)

(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury IX.

(2)	Assumes a total of 20,878,933 shares of Common Stock outstanding based on ATRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 31, 2010.

Mr. Howe

(a)	Amount beneficially owned:		1,084,155(1)

(b)	Percent of class:		5.19%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	1,084,155(1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	1,084,155(1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury IX.

(2)	Assumes a total of 20,878,933 shares of Common Stock outstanding based on ATRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 31, 2010.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

CUSIP No. 04964C109	Page 9 of 10 Pages

Item 8.	Identification and Classification of Members of the Group:

The following lists each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c):

Mercury Fund IX, Ltd.

Mercury Ventures II, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of Page Intentionally Left Blank]

CUSIP No. 04964C109	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 15, 2010	MERCURY FUND IX, LTD.

	By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

April 15, 2010	MERCURY VENTURES II, LTD.

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe
	Name:	Kevin C. Howe
	Title:	Manager

April 15, 2010	MERCURY MANAGEMENT, L.L.C.

	By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

April 15, 2010	/s/ Kevin C. Howe
Kevin C. Howe

EXHIBIT A

JOINT FILING AGREEMENT